EXHIBIT 1.01

COGNEX CORPORATION
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2021

Cognex Corporation (the "Company") is a leading worldwide provider of machine vision products that capture and analyze visual information in order to automate manufacturing and distribution tasks where vision is required. The Company specializes in machine vision systems that are used to automate the manufacturing and tracking of discrete items, by locating, identifying, inspecting, and measuring them during the manufacturing or distribution process. Cognex offers a full range of machine vision systems and sensors, vision software, and industrial image-based barcode readers designed to meet customer needs at different performance and price points. Our products range from low-cost vision sensors that conduct simple presence/absence inspections, to deep learning solutions that solve complex applications with unpredictable defects and deviations. Our products also have a variety of physical forms, depending upon the user's needs. For example, customers can purchase vision software to use with their own camera and processor, or they can purchase a standalone unit that combines camera, processor, and software into a single package. Our products may contain any combination of lights, lenses, sensors, power supplies, cameras, cables, circuit boards, software, brackets, frames, resistors, transistors, or capacitors, among other things. Because of these components, our products do contain conflict minerals, as defined below.
In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) Section 1502 requiring the Securities and Exchange Commission ("SEC") to issue a rule specifically relating to the use of conflict minerals within manufactured products. Conflict minerals are defined by the U.S. Law as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively known as the 3TGs). The SEC rule requires any SEC registrant that manufactures, or contracts for the manufacture of, products that contain 3TGs that are necessary to the functionality or production of their products to determine whether the conflict minerals originated from the Democratic Republic of the Congo ("DRC") and adjoining countries (collectively, the DRC Region), and, if so, whether the purchase of those conflict minerals directly or indirectly financed or benefited armed groups in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of conflict minerals originating in that area. Under this rule, the Company must conduct a reasonable country of origin inquiry ("RCOI") to determine if there is reason to believe that conflict minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company may have originated in the DRC Region, and whether those minerals may have come from recycled or scrap sources. If, based upon the RCOI, the Company knows or has reason to believe that any of the necessary 3TGs contained in its products originated or may have originated in the DRC Region and knows or has reason to believe that those 3TGs may not be solely from recycled or scrap sources, the Company must conduct due diligence on the source and chain of custody of the conflict minerals to determine if the necessary 3TGs contained in those products did or did not originate from the DRC Region and, if so, whether they directly or indirectly finance or benefit armed groups in the DRC Region. To comply with this rule, the Company has undertaken a review of our products and the inputs thereto. We have described that process below.

Due Diligence Performed

The Company's due diligence framework has been designed to conform in all material respects to the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD guidance"). Summarized below are the components of our conflict minerals program as performed for the year ended December 31, 2021 as they relate to the five-step framework set forth in the OECD guidance:

Establish Strong Company Management Systems:
In 2013, senior management, including Vice Presidents from the legal, finance, and operations functions, developed the Company's Conflict Minerals Policy (the "Policy"). This Policy is available on our corporate website and is updated periodically. Currently, the Company's Quality Engineering group within the operations function is responsible for complying with the Policy and implementing the Company's conflict minerals program with input from finance, legal, procurement, and senior management. This program involves monitoring our RCOI and due diligence processes and responses thereto.

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The Company expects all of its suppliers to have policies and procedures in place to ensure that any 3TGs used in the production of the products sold to Cognex are DRC conflict-free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the DRC region. We rely on our direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us, including sources of 3TGs that are supplied to them from lower tier suppliers.

The Company has established a process to develop transparency in the conflict minerals supply chain that seeks to identify smelters utilized by our suppliers, including collecting and retaining related information. To do this, management thoughtfully and methodically reviewed our approved supplier list to identify suppliers (and contract manufacturers over which we influence the design of the product) who do or may supply us with product that contains conflict minerals. Management then performed a RCOI with the assistance of a third party. The third party was responsible for making the inquiries of our suppliers, monitoring response rates, cataloging responses, and reviewing responses for completeness.

Because the Company is not in a position to obtain mine of origin or transit routes, or to carry out spot checks with respect to smelters with which we do not have business relationships, the Company has requested, through our third party service provider, that our preferred suppliers and contract manufacturers complete the Responsible Minerals Initiative's ("RMI") Conflict Minerals Reporting Template ("CMRT") to identify the sources of their minerals and whether those minerals are derived from recycled or scrap sources. When responding to this CMRT template, the supplier must indicate the extent of their sourcing of these minerals from conflict-affected and high-risk areas. The Company requires all questions to be answered factually, which may require additional research to be performed by the supplier. This inquiry process has been designed to be completed annually with each supplier. In addition, suppliers are expected to perform successive upstream inquiries until a smelter is identified in order to complete the CMRT template.

The third party service provider compiles these results and submits monthly reports to the Company. Management is responsible for reviewing these reports for reasonableness and may seek additional information from a supplier that did not respond or submits an incomplete response or a response that management has reason to believe may be incorrect.

Violations of the Company's Conflict Minerals Policy can be reported via the communication channels set out in the Cognex Corporation Code of Business Conduct and Ethics which is located on our corporate website at the following location: https://investor.cognex.com/esg/governance-documents/default.aspx.

Identify and Assess Risks in the Supply Chain:
As noted above, the Company utilizes a third party to compile the results of our RCOI. The responses to the CMRT template are reviewed periodically to assess risk in our supply chain. Part of this assessment includes reviewing responses to identify "red-flag" triggers. Additional due diligence procedures would be carried out based upon specific facts and circumstances. Additional due diligence measures may include:
•Reviewing the Company's Supplier Code of Conduct with the supplier to reinforce the Company's expectations regarding conflict minerals. This Code requires suppliers to maintain sufficient knowledge of input materials and components to ensure that they were obtained from permissible sources in compliance with laws and regulations. This Supplier Code of Conduct is aligned with Annex II of the OECD Due Diligence Guidance for Responsible Supply Chains;
•Following up via email or phone with suppliers who submit insufficient or inconsistent responses or a response that management determined contained errors or inaccuracies. Those suppliers were asked to provide clarification or a revised response, as appropriate;
•Reviewing the response provided to determine if the supplier identified any certified conflict free smelters; or
•Reviewing the supplier's Conflict Minerals policy, if available.

Design & Implement a Strategy to Respond to Identified Risks
Management has developed a process to assess and respond to the risks identified in our supply chain. In response to this risk assessment, Cognex has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. Management will carry out the due diligence and RCOI procedures described above through direct contact by phone, email, or other writing with our suppliers. As requested, we will provide a copy of our Conflict Minerals Policy to suppliers and other users. If, after multiple attempts, management cannot achieve satisfactory resolution after a red-flag trigger is identified, results would be reviewed with senior management and the supplier relationship would be evaluated. At that time, the Company may consider evaluating the supplier's due diligence program.

EXHIBIT 1.01

We engage any of our suppliers whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the DRC Region to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD Guidance.

Carry Out Independent Third-Party Audit of Due Diligence Practices
As we do not have a direct relationship with any 3TGs smelters or refiners and do not perform or direct audits of these entities within our supply chain, we rely upon programs such as the Conflict Free Smelter Program and other recognized mechanisms to audit smelters' due diligence practices.

Further, our third party service provider directly contacts smelters and refiners that are not currently enrolled in the Responsible Minerals Assurance Process (“RMAP”) to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners. Cognex is a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

Report Annually on Supply Chain Due Diligence
The Company reports periodically to senior management including Vice Presidents from the legal, finance, and operations functions on our internal due diligence efforts. In addition, our Conflict Minerals Policy and Conflict Minerals Report contained in Form SD are posted on our corporate website at the following location: https://www.cognex.com/company/environmental-policies. The Form SD and Conflict Minerals Report are also publicly-available on the SEC Edgar website.

Due Diligence Results

The Company's RCOI included inquiry of 519 suppliers. At the time of this filing, management has identified 101 countries of origin from which 335 smelters source conflict minerals based on responses received during the RCOI process. 230 of those smelters were validated as Certified Conflict Free Smelters by RMI or a cross-recognized initiative. 78 of the 114 suppliers who positively confirmed that they source 3TGs from the DRC Region, noted that they had not yet completed mapping their supply chain back to its source.

Information from our suppliers is still evolving and may contain company-level declarations which may not be representative of materials we source from the supplier that are contained in our products. Further, we have not received responses from 100% of our suppliers. Therefore, at this time, management is unable to ascertain the country of origin for all our products. It is the desire of the Company to make responsible sourcing decisions for all of our 3TG products, including materials and components contained therein; however, due to the complexity of our supply chain and the number of suppliers involved, this is a process that will continue to evolve over time. Management will continue its due diligence efforts to mitigate the risk that any conflict minerals in its products might directly or indirectly benefit armed groups.

Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” The Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report.

As noted above, based upon responses from suppliers, the Company believes that its products contain necessary 3TGs that originate in the DRC Region and do not come from recycled or scrap sources. At this time, the Company is not able to positively identify all smelters, locations of those smelters, and the countries from which those smelters derive 3TGs.

Below is an aggregated list of the 101 countries of origin from which the reported facilities collectively source conflict minerals, based on information provided by suppliers and the RMI. Many responses were provided at the company-level, therefore, this list may contain more countries than those that our products are being sourced from.

EXHIBIT 1.01

Afghanistan	Dominican Republic	Lithuania	Singapore
Åland Islands	DRC or an adjoining country	Luxembourg	Slovakia
Albania	Ecuador	Madagascar	Slovenia
American Samoa	Egypt	Malaysia	South Africa
Andorra	Eritrea	Mali	South Sudan
Angola	Estonia	Mauritania	Spain
Argentina	Ethiopia	Mexico	Sudan
Armenia	Finland	Mongolia	Suriname
Australia	France	Morocco	Sweden
Austria	Germany	Mozambique	Switzerland
Belarus	Ghana	Myanmar	Taiwan
Belgium	Guinea	Namibia	Tajikistan
Bermuda	Guyana	Netherlands	Tanzania
Bolivia	Hong Kong	New Zealand	Thailand
Brazil	Hungary	Niger	Turkey
Bulgaria	India	Nigeria	Uganda
Burundi	Indonesia	Panama	United Arab Emirates
Cambodia	Ireland	Papua New Guinea	United Kingdom
Canada	Israel	Peru	USA
Central African Republic	Italy	Philippines	Uzbekistan
Chile	Japan	Poland	Vietnam
China	Kazakhstan	Portugal	Zambia
Colombia	Kenya	Russian Federation	Zimbabwe
Congo	Korea	Rwanda
Djibouti	Kyrgyzstan	Saudi Arabia
Dominica	Liberia	Sierra Leone

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2022, the Company plans to take the following measures to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:
•Continue to seek to increase the response rate from suppliers
•Engage with our suppliers more closely and provide suppliers with more information on responsible sourcing of 3TGs
•Work diligently with our third party conflict minerals service provider to obtain CMRTs on a product-specific basis, or other user-defined basis, to enable us to determine which smelters and refiners actually process 3TGs contained in our products
•Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers
•Continue engagement with smelters by sending letters to those that have not been audited as conformant
•Work closely with our third party conflict minerals service provider to identify smelters with legal affiliations to sanctioned entities, or smelters located in a country that has been the subject of sanctions, that will pose risk to the Company's responsible minerals program, and include these identified smelters in future due diligence campaigns sent to suppliers

The Company anticipates that information on sourcing of conflict minerals and traceability will continue to improve globally, and this will help the Company to make increasingly informed supply chain decisions. The Company will continually assess its due diligence measures used to determine whether conflict minerals necessary to the functionality or production of the Company’s products originated in the DRC Region and, if so, whether they directly or indirectly finance or benefit armed groups in the DRC Region.

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Conclusion

The Company is committed to take reasonable action with respect to suppliers who are not conflict free and/or do not comply with our disclosure requests as outlined in this report.